March 9, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

American Capital Mortgage Investment Corp.

Registration Statement on Form S-11 (File No. 333-179647)

Ladies and Gentlemen:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as the Representatives of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of the issuer that the effective date of the Registration Statement be accelerated so that such Registration Statement will become effective on March 13, 2011 at 4:10 p.m., Eastern, or as soon thereafter as practical.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: March 9, 2011
(ii)	Approximate dates of distribution: March 13, 2011 - March 15, 2012
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 5
(iv)	Number of prospectuses so distributed: approximately 3,500
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Deutsche Bank Securities Inc. dated May 20, 2011.

We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will participate in the distribution of the securities registered thereunder.

[Signature Page Follows.]

Securities and Exchange Commission

March 9, 2012

If you have questions or comments regarding this request, please call Trevor K. Ross. of Hunton & Williams LLP at (404) 888-4130.

Very truly yours, CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Christo Realov
Name: Title:	Christo Realov Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	Timothy Devine
Name: Title:	Timothy Devine Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Neil Abromavage
Name: Title:	Neil Abromavage Managing Director

By:	/s/ John Reed
Name: Title:	John Reed Director

UBS SECURITIES LLC

By:	/s/ Halle J. Benett
Name: Title:	Halle Benett Managing Director

By:	/s/ Ethan Ellen
Name: Title:	Ethan Elzen Associate Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: Title:	David Herman Director

cc:	Samuel A. Flax
David J. Goldschmidt